Filed by Vector Group Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12(b) and
Rule 14d-2(b) under the Securities Exchange Act of 1934
Subject Company: New Valley Corporation
Commission File No. 1-2493
September 27, 2005

FOR IMMEDIATE RELEASE

Contact:	Paul Caminiti/Brandy Bergman/Carrie Bloom Citigate Sard Verbinnen 212-687-8080
VECTOR GROUP ANNOUNCES OFFER TO ACQUIRE
OUTSTANDING STOCK OF NEW VALLEY CORPORATION

     MIAMI, FL, September 27, 2005 — Vector Group Ltd. (NYSE: VGR) today announced that its Board of Directors has approved plans to make an offer to the stockholders of New Valley Corporation (NASDAQ: NVAL) to acquire all of the outstanding shares of common stock of New Valley that Vector Group does not already own.
     New Valley stockholders will be offered 0.461 shares of Vector Group common stock, in an exchange designed to be tax-free, for each outstanding share of New Valley common stock they own. Vector Group would issue approximately 4.4 million shares to complete the transaction.
     Vector Group through a subsidiary currently owns approximately 57.7 percent of New Valley’s common stock. Based on the $19.54 closing price of Vector Group’s shares on September 26, 2005, the offer represents a value of approximately $9.00 per share of New Valley common stock and a 21 percent premium to the closing price of New Valley common stock on that date.
     Vector Group expects to file offering materials with the Securities and Exchange Commission and to commence its exchange offer on or about October 12, 2005. Vector Group’s offer will be subject to the condition that it holds at least 90 percent of the outstanding             shares of New Valley common stock at the completion of the exchange offer and other customary conditions.
     Following successful completion of the exchange offer, Vector Group will effect a short-form merger with New Valley in which New Valley shares held by the remaining public stockholders will be converted into the same consideration paid in the exchange offer, except for those stockholders who exercise appraisal rights.

About Vector Group Ltd.
Vector Group is a holding company that indirectly owns Liggett Group Inc., Vector Tobacco Inc. and a controlling interest in New Valley Corporation. Additional information concerning the company is available on the company’s website, www.VectorGroupLtd.com.
Additional Information and Where to Find It
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.
In connection with the proposed transaction, Vector expects to file an exchange offer prospectus (the “Prospectus”) and related materials and a proxy statement on Schedule 14A (the “Proxy Statement”) and related materials with the Securities and Exchange Commission (“SEC”). These materials will contain important information. The Proxy Statement will contain information identifying the participants as well as a description of the participants’ direct or indirect interests, by security holdings or otherwise. Investors and security holders are advised to carefully review the Prospectus and Proxy Statement and related materials when they become available.
Investors and security holders may obtain a free copy of the Prospectus, Proxy Statement and other documents filed by Vector with the SEC at the SEC’s web site, www.sec.gov. Copies of the Prospectus, the Proxy Statement and Vector’s related filings made with the SEC may also be obtained from Vector’s Investor Relations Department at 305-579-8000.
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This news release contains certain forward-looking statements about future business transactions involving Vector and New Valley. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Vector’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Vector and New Valley Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the SEC.
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[VECTOR GROUP LTD. LETTERHEAD]
September 27, 2005
The Board of Directors
New Valley Corporation
100 S.E. Second Street
Miami, Florida 33131
Gentlemen:
     It has become clear to us that the best interests of our respective stockholders will be served by Vector’s acquisition of the outstanding shares of New Valley that we do not already own. We believe that a full combination of our businesses will yield significant efficiencies and, by fully integrating New Valley into the Vector family of operations, New Valley stockholders will be able to share in a greater scope of opportunities than are available to them as New Valley stockholders. New Valley shareholders will become owners of a company with solid cash flow and an attractive dividend yield. In addition, the transaction will provide New Valley stockholders with an immediate premium for their shares and a currency that has substantially greater liquidity than New Valley has been able to provide.
     As evidenced by Vector’s long history with New Valley, we are not interested in selling our shares in New Valley. Moreover, if the two companies are combined, we expect important cost savings will be realized and that the transaction would be immediately accretive to Vector’s cash earnings.
     Consequently, our Board of Directors has authorized us to make an exchange offer pursuant to which the stockholders of New Valley (other than VGR Holding Inc.) will be offered 0.461 shares of common stock of Vector for each outstanding share of New Valley common stock they own in a transaction designed to be tax-free. Based on the $19.54 closing price of Vector’s shares on September 26, 2005, our offer provides a value of approximately $9.00 per share of New Valley common stock and a 21% premium to the closing price of New Valley common stock on that date.
     Vector’s offer is being made directly to New Valley’s stockholders. We believe that it will be favorably received by them due to the substantial premium to New Valley’s market price, the attractiveness of Vector stock and the opportunity for greater liquidity. New Valley stockholders, through their ownership of Vector common stock, will continue to participate in New Valley’s business.
     Our offer will be conditioned on the tender of a sufficient number of shares of New Valley common stock such that, after the offer is completed, we will own at least 90% of the outstanding shares of New Valley common stock and other customary conditions. Assuming that the conditions to the offer are satisfied and that the offer is completed, we will then effect a “short form” merger of New Valley with a subsidiary of Vector as soon as practicable thereafter. In this merger, the remaining New Valley public stockholders will receive the same consideration as in the exchange offer, except for those stockholders who choose to exercise their appraisal rights.
     We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer on or about October 12, 2005. Vector is not seeking, and as the offer is being made directly to New Valley’s stockholders, Delaware law does not require approval of the offer from New Valley’s Board of Directors. We, however, encourage you to consult with your outside counsel as to the obligations of New Valley’s Board of Directors under the U.S. tender offer rules to advise the stockholders of your recommendation with respect to our offer. Also, enclosed is a copy of the press release that we are issuing in connection with the offer.

Sincerely,
/s/ Bennett S. LeBow
Bennett S. LeBow
Chairman of the Board of Directors and Chief Executive Officer